FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Lithium Argentina AG
(formerly Lithium Americas (Argentina) Corp.)
300 - 900 West Hastings Street
Vancouver, BC V6C 1E5

Item 2 Date of Material Change

January 23, 2025

Item 3 News Release

A news release was disseminated on January 23, 2025 via GlobeNewswire.

Item 4 Summary of Material Change

On January 23, 2025, Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.) (the "Company") announced that it had completed the redomiciling of the Company from British Columbia, Canada to Switzerland (the "Corporate Migration").  As part of the Corporate Migration, the Company changed its name to "Lithium Argentina AG".

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On January 23, 2025, the Company announced that it had completed the Corporate Migration.  The Corporate Migration was effected pursuant to a plan of arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia), which provided for the continuation of the Company from the Province of British Columbia into the jurisdiction of Zug, Canton of Zug, Switzerland pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as if the Company had been incorporated under the Swiss Code of Obligations.

As part of the Corporate Migration, the Company changed its name from Lithium Americas (Argentina) Corp. to Lithium Argentina AG / Lithium Argentina SA.

The Company's shareholders approved the Arrangement at a special meeting of shareholders on January 17, 2025. Additional disclosure with respect to the Corporate Migration and Arrangement can be found in the Company's management information circular dated December 4, 2024, which is available under the Company's SEDAR+ profile at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Sam Pigott
President and Chief Executive Officer
ir@lithium-argentina.com

Item 9 Date of Report

January 31, 2025